                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                AMENDMENT NO. 1
                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                           PURSUANT TO RULE 13D-1(A)


                                GEVITY HR, INC.
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                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
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                          (Title of Class Securities)

                                   374393106
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                                 (CUSIP Number)

                               Kenneth T. Millar
                          SunTrust Equity Funding, LLC
                        303 Peachtree Street, 25th Floor
                             Atlanta, Georgia 30308
                                 (404) 827-6361
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorised to
                      Receive Notices and Communications)

                                    COPY TO:

                           Christopher M. Locke, Esq.
                       Orrick, Herrington & Sutcliffe LLP
                                666 Fifth Avenue
                            New York, New York 10103

                               December 23, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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CUSIP NO. 374393106                    13D      PAGE    2     OF   10    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           SunTrust Equity Funding, LLC
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (See Instructions)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          OO
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    919,118
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   919,118
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          919,118
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.6% (See Item 5)
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)

          OO
          ---------------------------------------------------------------------


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CUSIP NO. 374393106                    13D      PAGE    3     OF   10    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           SunTrust Banks, Inc.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (See Instructions)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          OO
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Georgia
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     919,118 (See Item 5)
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               919,118 (See Item 5)
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          919,118 (See Item 5)
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.6% (See Item 5)
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)

          CO
          ---------------------------------------------------------------------


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CUSIP No. 374393106                   13D                     Page 4 of 10 Pages

         This Amendment No. 1 amends the Schedule 13D previously filed by SunTrust Equity Funding, LLC and SunTrust Banks, Inc. with the Securities and Exchange Commission on June 16, 2003 (the "Statement") with respect to the common stock, par value $.01 per share of Gevity HR, Inc., a Florida corporation. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

         ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended to add the following paragraph after the first paragraph under the subheading "Co-Investment Agreement."

         On December 23, 2003, the Investors entered into a Co-Investment Agreement Amendment No. 1 ("Amendment No. 1"), whereby STEF withdrew as a party to the Co-Investment Agreement. The preceding summary of Amendment No. 1 is qualified in its entirety by reference to the detailed provisions of Amendment No. 1, a copy of which is attached as Exhibit B and incorporated herein by reference.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) is amended and restated in its entirety with the following:

         (a) Amount Beneficially Owned: As a result of the provisions contained in Amendment No. 1, the Reporting Person can no longer be deemed a part of any "group" with the Co-Investors for the purposes of Section 13(d)(3) of the Exchange Act. As a result, the Reporting Persons can no longer be deemed the beneficial owners, within the meaning of Rule 13d-3 of the Exchange Act, of Common Stock held by the other Co-Investors. As of December 23, 2003, STEF beneficially owns only the 919,118 shares of Common Stock (on an as-if converted basis as described in Item 3 above) that it directly owns, constituting approximately 4.6% of the outstanding Common Stock of the Issuer. STI, as the sole member of STEF, can be deemed to beneficially own only the 919,118 shares of Common Stock beneficially owned by STEF. The filing of this Statement by STI shall not be deemed an admission that STI, for the purposes of
Section 13(d), Section 13(g) or any other section of the Exchange Act, is the beneficial owner of such shares of Common Stock. All of the percentages calculated in this Statement are based upon an aggregate of 18,995,408 shares of Common Stock of the Issuer outstanding as of November 7, 2003 as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Commission on November 13, 2003.

         Item 5(b) is amended and restated in its entirety with the following:

         (b) Number of shares of Common Stock of the Issuer as to which such person has sole power to vote or direct the vote, shared power to vote or direct the vote, sole or shared power to dispose or to direct the disposition:
STEF has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 919,118 shares of Common Stock of the Issuer. STI, as the sole member of STEF, may be deemed to share power with STEF to vote or direct the vote and share power with STEF to dispose or direct the disposition of 919,118 shares of Common Stock of the Issuer.

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CUSIP No. 374393106                   13D                     Page 5 of 10 Pages

         Item 5(e) is amended and restated in its entirety with the following:

         (e) Date Reporting Person Ceased to be 5% Beneficial Owner: As a result of the provisions contained in Amendment No. 1, the Reporting Persons ceased to be the beneficial owners of 5% of the outstanding Common Stock of the Issuer on December 23, 2003.

         ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A - Joint Filing Agreement among the Reporting Persons pursuant to Rule 13d-1(k) under the Exchange Act relating to the filing of this Statement.


         Exhibit B - Co-Investment Agreement Amendment No. 1.

                  [Remainder of page intentionally left blank]

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CUSIP No. 374393106                   13D                     Page 6 of 10 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2003



                                      SUNTRUST EQUITY FUNDING, LLC




                                      By:      /s/ Kenneth T. Millar
                                               ---------------------------------
                                               Name:    Kenneth T. Millar
                                               Title:   Senior Vice President


                                      SUNTRUST BANKS, INC.




                                      By:      /s/ R. Charles Shufeldt
                                               ---------------------------------
                                               Name:    R. Charles Shufeldt
                                               Title:   Executive Vice President


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CUSIP No. 374393106                   13D                     Page 7 of 10 Pages

                                   EXHIBIT A

                     SCHEDULE 13D/A JOINT FILING AGREEMENT

         In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the undersigned hereby agree as follows:

         (i) Each of them is individually eligible to use the Schedule 13D/A to which this Exhibit is attached and such Schedule 13D/A is filed on behalf of each of them; and

         (ii)     Each of them is responsible for the timely filing of such
Schedule 13D/A and any further amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: December 23, 2003

                                     SUNTRUST EQUITY FUNDING, LLC




                                     By:      /s/ Kenneth T. Millar
                                              ---------------------------------
                                              Name:    Kenneth T. Millar
                                              Title:   Senior Vice President


                                     SUNTRUST BANKS, INC.




                                     By:      /s/ R. Charles Shufeldt
                                              ---------------------------------
                                              Name:    R. Charles Shufeldt
                                              Title:   Executive Vice President

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CUSIP No. 374393106                   13D                     Page 8 of 10 Pages

                    CO-INVESTMENT AGREEMENT AMENDMENT NO. 1

         THIS CO-INVESTMENT AGREEMENT AMENDMENT NO. 1 (this "Amendment") is made as of December 23, 2003, by and among Frontenac VIII Limited Partnership, a Delaware limited partnership, Frontenac Masters VIII Limited Partnership, a Delaware limited partnership, Suntrust Equity Funding, LLC (d/b/a Suntrust Equity Partners), a Delaware limited liability company ("Suntrust"), BVCF IV, L.P., a Delaware limited partnership and C&B Capital, L.P., a Delaware limited partnership (collectively, the "Investors").

         The Investors are party to a Co-Investment Agreement dated as of June 6, 2003 (the "Original Agreement") with respect to shares of Series A Convertible, Redeemable Preferred Stock of Gevity HR, Inc. The Investors wish to amend the Original Agreement to reflect the withdrawal of Suntrust as a party to the Original Agreement. Capitalized terms used and not defined herein shall have the meaning ascribed to them in the Original Agreement.

         NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Investors hereby agree as follows:

         1. Withdrawal of Suntrust. The Investors hereby agree that Suntrust shall no longer be a party to the Original Agreement, as amended by this Amendment; provided that the foregoing shall not relieve Suntrust of liability for any breach of the Original Agreement prior to the date hereof. Except as expressly amended by this Section 1, the Original Agreement shall remain in full force and effect.

         2. Representations and Warranties. Each Investor represents and warrants that this Amendment has been duly authorized, executed and delivered by such Investor and constitutes the valid and binding obligation of such Investor, enforceable in accordance with its terms.

         3. Counterparts. This Amendment may be executed in multiple counterparts, each of which shall be an original and all of which taken together shall constitute one and the same agreement.

         4. Governing Law. All issues and questions concerning the construction, validity, interpretation and enforceability of this Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In furtherance of the foregoing, the internal law of the State of Delaware shall control the interpretation and construction of this Amendment, even though under that jurisdiction's choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply.

         5. Descriptive Headings. The descriptive headings of this Amendment are inserted for convenience only and do not constitute a substantive part of this Amendment.

                  [Remainder of page intentionally left blank]

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CUSIP No. 374393106                   13D                     Page 9 of 10 Pages

         IN WITNESS WHEREOF, the parties hereto have executed this Amendment on the day and year first above written.

                             FRONTENAC VIII LIMITED PARTNERSHIP

                             By:  FRONTENAC VIII PARTNERS, L.P.
                             Its:  General Partner

                             By:  FRONTENAC COMPANY VIII, L.L.C.
                             Its:  General Partner




                             By: /s/ David Katz
                                 --------------------------
                             Its: Member


                             FRONTENAC MASTERS VIII LIMITED
                             PARTNERSHIP

                             By:  FRONTENAC VIII PARTNERS, L.P.
                             Its:  General Partner

                             By:  FRONTENAC COMPANY VIII, L.L.C.
                             Its:  General Partner




                             By: /s/ David Katz
                                 --------------------------
                             Its: Member

                             SUNTRUST EQUITY FUNDING, LLC D/B/A
                             SUNTRUST EQUITY PARTNERS




                             By: /s/ Kenneth T. Millar
                                 --------------------------
                             Its: Manager


                             BVCF IV, L.P.

                             By: J.W. Puth Associates, LLC, its General Partner
                             By: Brinson Venture Management, LLC, its Attorney
                                   -in-fact
                             By: Adams Street Partners, LLC, as its
                                   Administrative Member




                             By: /s/ George H. Spencer, III
                                 --------------------------
                                  George H. Spencer, III
                                  Partner

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CUSIP No. 374393106                   13D                    Page 10 of 10 Pages


                                               C&B CAPITAL, L.P.

                                               By:  C&B CAPITAL GP, LLC
                                               Its:  General Partner




                                               By: /s/ Edward S. Curtis
                                                   ----------------------------
                                               Its: Managing Partner